

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Steven Kriegsman
Chairman and Chief Executive Officer
CytRx Corporation
11726 San Vicente Boulevard, Suite 650
Los Angeles, CA 90049

> **Re: CytRx Corporation**
> **Registration Statement on Form S-1**
> **Filed August 4, 2021**
> **File No. 333-258453**

Dear Mr. Kriegsman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jayun Koo